Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantees to Hebei Airlines by Xiamen Airlines” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

2 November 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-069

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEES TO HEBEI AIRLINES BY

XIAMEN AIRLINES

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	Guarantor: Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”)

•	Guarantee: Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”)

•

Amount of this guarantee and balance of amount of guarantee provided: the guarantee of joint liability to be provided by Xiamen Airlines in respect of the loan, trade finance, letter of guarantee, capital business and other credit business agreement entered into between Hebei Airlines and Bank of China Limited Shijiazhuang City Yuhua Branch (hereinafter referred to as “BOC Yuhua Branch”) will be with the maximum total guarantee amount of not more than RMB300 million. The accumulated amount of guarantees already provided by Xiamen Airlines to Hebei Airlines is approximately RMB2.831 billion. The aforementioned guarantee amount is within the scope approved at the 2017 annual general meeting of China Southern Airlines Company Limited (hereinafter referred to as “the Company”, “Company”).

•	Counter-guarantee is not provided for this guarantee.

•

As at the date of this announcement, the amount in respect of the joint liability guarantees for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB19.2783 million and RMB1.377 million, respectively (unaudited).

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

According to the approval and mandate of the Board and the general meeting of the Company, on 2 November 2018, Xiamen Airlines entered into the maximum amount guarantee agreement with BOC Yuhua Branch. During the effective period of the maximum amount guarantee agreement and until 30 June 2019, guarantee of joint liability will be provided by Xiamen Airlines within the maximum outstanding balance of RMB300 million, in respect of loan, trade finance, letter of guarantee, capital business and other credit business agreement entered into between Hebei Airlines and BOC Yuhua Branch.

(II) Decision-making procedures

On 26 March 2018, the Board resolved to approve the following resolution unanimously by means of written resolution: it is approved to authorize Xiamen Airlines to provide loan guarantees for Hebei Airlines, Jiangxi Airlines Company Limited and Xiamen Air Capital (Hong Kong) Co., Limited with an aggregate balance up to RMB7 billion, RMB3.6 billion and RMB600 million (or equivalent foreign currency) respectively within the period from 1 July 2018 to 30 June 2019. For further details, please refer to the Announcement on Submission to the General Meeting for Authorization to Xiamen Airlines to Provide Guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Air Capital dated 27 March 2018, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

On 15 June 2018, the general meeting of the Company approved through a resolution at the general meeting to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines, Jiangxi Airlines Company Limited and Xiamen Air Capital (Hong Kong) Co., Limited with an aggregate balance up to RMB7 billion, RMB3.6 billion and RMB600 million (or equivalent foreign currency) respectively within the period from 1 July 2018 to 30 June 2019. For further details, please refer to the Announcement of the Resolutions of Annual General Meeting of China Southern Airlines for the year 2017 dated 16 June 2018, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

The current guarantee amounts and the accumulated amount of guarantees already provided are all within the scope approved at the Company’s 2017 annual general meeting.

II. INFORMATION ON THE GUARANTEED PARTY

(I) Overview of the Guaranteed Party

Name of the guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Zhao Dong

Registered capital: RMB2.6 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the international prohibition and those need to approved).

Material contingencies affecting solvency of the guaranteed party: None.

As at the date of this announcement, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank of China.

Shareholding structure: Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information for the latest one year and one period of Hebei Airlines:

		Unit: RMB million
Item	As at 31 December 2017	As at 30 September 2018 (unaudited)
Total assets	4,203.84	4,191.65
Total liabilities	2,057.71	1,949.73
Total bank loans	194.34	0
Total current liabilities	1,672.30	1,106.69
Net assets	2,146.13	2,241.92

	January-December 2017	January-September 2018 (unaudited)
Revenue	2,157.06	2,025.19
Net profit	180.88	95.79

(II) Relationship of the Guaranteed Party with the Guarantor and the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines. Xiamen Airlines owns 99.47% shareholdings of Hebei Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

(I) Scope of Guarantee

Guarantee of joint liability will be provided by Xiamen Airlines in respect of loan, trade finance, letter of guarantee, capital business and other credit business agreement entered into between Hebei Airlines and BOC Yuhua Branch. The scope of the maximum amount guarantee includes the principal of the principal debt, interest (including statutory interest, contractual interest, compound interest, penalty interest), liquidated damages, damages, costs of realizing claims (including but not limited to litigation costs, legal fees, notary fees, implementation costs, etc.), loss to creditors due to default by the debtor and all other fees payable, etc.

(II) Term of Guarantee

The term of guarantee shall be two years starting from the day of the expiration of the term of the debt under the principal loan agreement.

(III) Amount of Guarantee

The maximum outstanding balance of guarantee should not exceed RMB300 million.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that (i) the guarantees are within the scope of the approval and mandate of the general meeting of the Company and the relevant decision-making procedures are in compliance with the laws and regulations; and (ii) the guarantees provided by Xiamen Airlines for the bank loan of Hebei Airlines take full consideration of the needs in production, operation and development of Hebei Airlines, are conducive for Hebei Airlines to reduce financing costs, and hence are in line with the overall development needs of the Company and Xiamen Airlines.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB329.7042 million, representing approximately 0.67% of the Company’s audited net assets for the latest period. The total guarantee amount provided by the Company and Xiamen Airlines for the wholly-owned subsidiaries and subsidiaries of the Company was RMB17.095 billion, representing approximately 34.47% of the Company’s audited net assets for the latest period. The amount in respect of the joint liability loan guarantees for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB20.6553 million (unaudited).

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1.	Maximum Amount Guarantee Agreement

2.	Copies of the Business Licence of the Guaranteed Party

3.	Resolutions of Annual General Meeting of the Company for the year 2017

4.	Audit Report for the year 2017 and Financial Statements for January to September 2018 (unaudited) of Hebei Airlines

Board of Directors of

China Southern Airlines Company Limited

2 November 2018